

Mail Stop 4628

January 22, 2016

Edward E. Cohen
Chief Executive Officer
Atlas Growth Partners, L.P.
Park Place Corporate Center One
1000 Commerce Drive, Suite 410
Pittsburgh, PA 15275

> **Re:** **Atlas Growth Partners, L.P.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed January 11, 2016**
> **File No. 333-207537**

Dear Mr. Cohen:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 30, 2015 letter.

Registration Fee Table

1. Please explain your reference to Rule 457(g) for the Post-Listing Common Units. In this regard, we note it appears that you are not offering warrants or other rights to purchase securities, but rather securities that are convertible into other securities pursuant to Rule 457(i).

Prospectus Cover Page

2. Please revise the top of your prospectus cover page to clearly disclose you are offering Post-Listing Common Units and that Class A and Class T Common Units will

automatically convert into these Post-Listing Common Units upon the occurrence of a listing event.

Atlas' Prior Experience with Drilling Programs and Master Limited Partnerships, page 74

3. We note you disclose aggregate and annual average returns for several master limited partnerships managed by ATLS or its affiliates. In this regard, we reissue prior comment 2. Please expand your disclosure to include how the distributions made to unitholders of the described master limited partnerships will compare to your quarterly target distribution. See also our comment 13 later in this letter.

Summary, page 1

Our Ownership Structure, page 8

4. Please revise your organizational structure chart to clarify, as noted in footnote 2, that Atlas Growth Partners GP, LLC owns 100% of the GP Units and incentive distribution rights.

Cash Distribution Policy and Restrictions on Distributions, page 61

5. We note that one of your assumptions is that you "expect to make acquisitions of property constituting a substantial amount of proved reserves and production during the forecast period." It is not appropriate to assume results of properties that you have not acquired, nor have an agreement to acquire, to support your ability to make cash distributions. In this regard, we note that you have not provided pro forma financial information for any acquisitions. This suggests that no such acquisitions are probable at this time. Finally, we note your statement on page 3 that the "general partner will have the ability to acquire properties and conduct operations that vary from the parameters described in this prospectus" which provides even less assurance that you will be able to make the forecast distributions.

Revise the forecast in this section to eliminate any financial or performance information for properties which you have not yet acquired. If it is your intention to use the proceeds of the offering to make up any shortfall until you have acquired properties to support distributions, then revise the forecast to make that clear. Also, clarify that proceeds so used would represent a return of equity to investors.

Estimated Cash Available for Distribution, page 67

6. We note that you have provided projected information for the twelve-months ending December 31, 2016 at page 69 and that you currently intend to pay the full target distribution rate of $0.175 per unit per quarter for each quarter in the twelve months ending December 31, 2016. We note also your response number 11 but respectfully do

not concur. Because you intend to make quarterly distributions, please also provide corresponding tabular disclosure on a quarterly basis over the forecasted period.

7.   Please tell us what the line items "other sources to fund capital expenditures" and "additional funds raised in this offering" represent.

Assumptions and Considerations, page 70

8.   Please tell us the basis for your assumptions that you will issue common units aggregating $130 million of gross proceeds and that 50% of your common units will elect to participate in your DRIP.

9.   We note you have assumed that you will use $75 million of proceeds from this offering and $25 million of borrowings under your credit facility to acquire proved developing producing properties for $100 million. However, you disclose at page 67 that you have included average borrowings of $15 million in calculating the estimated cash available for distribution for the twelve-month period ending December 31, 2016. Please advise or revise.

10.   Please modify the table on page 71 to present sufficient detail and the calculated dollar amounts correlating to the figures for the total revenues and costs from oil and gas produced during the twelve month period ending December 31, 2016 presented in the table on page 69.

In this regard, please revise the table on page 71 to present:

- the dollar amounts derived from the individual sales products of natural gas, oil and NGLs corresponding to the total revenue figure from oil and gas production provided on page 69. Also modify your disclosure of average daily rates to present the net quantities of natural gas, NGLs and crude oil, including the hedged and unhedged volumes of crude oil, to be produced during the twelve month period ending December 31, 2016 in sufficient detail to allow the calculation of the revenue amounts using the line items presented in the table,

- the dollar amount based on the product of the total production costs per unit of equivalent production (derived from the sum of the line item costs for lease operating expenses, production taxes, transportation and compression) multiplied by the total equivalent production volume corresponding to the total gas and oil production cost figure provided on page 69. Also modify your disclosure to provide these line item costs expressed as dollars per unit of equivalent production, such as dollars per Mcfe consistent with the format for such costs used elsewhere in your filing on page 102 and expand your disclosure to provide the produced volume as a total equivalent amount expressed as MMcfe consistent with the format for total production used elsewhere in your filing on page 107.

11.   We note the projected information for the twelve months ending December 31, 2016 presented in the table on page 71 appears to be related to the combined gas, oil and NGL production and associated production costs for 1) the currently producing wells included in the September 30, 2015 reserve report, 2) the eight additional oil wells on existing acreage projected to be brought in line during the twelve months ending December 31, 2016, 3) the drilling locations projected to be brought in line during the twelve months ending December 31, 2016, and 4) the proved developed producing properties to be acquired effective April 1, 2016.

       After modifying the figures presented in the table on page 71 to remove the estimates relating to the proved developed producing properties not yet acquired, please expand the table on page 71 relating to the remaining items to present the information for each of the contributing sources of production along with their associated production costs and capital expenditures. The expanded disclosure should present the additional information consistent with comment 9.

12.   Please expand your disclosure to clarify, if true, the projected natural gas and NGL prices and the crude oil price on the hedged and unhedged volumes are net of adjustments for differentials relating to quality, gravity and Btu content. If your prices do not give effect to these adjustments, please modify your figures and corresponding results or explain why a change is not necessary.

Atlas' Prior Experience with Drilling Programs and Master Limited Partnerships, page 74

13.   We note your revision to this page but reiterate our earlier comments directing you to the requirements of Securities Act Release No. 33-6900 that you provide prior performance information in tabular format. We also direct you to Item 13 of Industry Guide 4.

Terms of the Offering, page 99

14.   Please insert the following as the penultimate sentence in the last paragraph on page 99: "We will not register, and do not expect in the future to be required to register, as an investment company under the Investment Company Act of 1940 because we will not be an "investment company" as defined in Section 3(a)(1) of the Investment Company Act."

Summary of The Partnership Agreement, page 189

15.   Please revise your tabular comparison of the Pre and Post-Listing Partnership Agreement to reflect that the Post-Listing Partnership Agreement has an exclusive forum provision.

       You may contact Mark Wojciechowski, Staff Accountant, at 202-551-3759 or Jenifer Gallagher, Staff Accountant, at 202-551-3706 if you have questions regarding comments on the financial statements and related matters. You may contact John Hodgin, Petroleum Engineer, at (202) 551-3699 with questions about engineering comments. Please contact Karina V. Dorin, Staff Attorney, at (202) 551-3763 or me at (202) 551-3745 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director
Office of Natural Resources